Date: February 22, 2019		530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange
Subject: CANADIAN NATURAL RESOURCES LIMITED
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Annual and Special Meeting
Record Date for Notice of Meeting:	March 20, 2019
Record Date for Voting (if applicable):	March 20, 2019
Beneficial Ownership Determination Date:	March 20, 2019
Meeting Date:	May 09, 2019
Meeting Location (if available):	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARE	136385101	CA1363851017
Sincerely, Computershare Agent for CANADIAN NATURAL RESOURCES LIMITED